Reliance
Industries Limited

08005180

October 1, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 35	October 1, 2008	Disclosure of Shareholding Pattern

Thanking you,

Yours faithfully,
For Reliance Industries Limited

K Sethuraman
Authorised Signatory

Encl : a/a

RECEIVED
2008 OCT -3 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 07 2008
THOMSON REUTERS

10/6

Reliance
Industries Limited

October 1, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern as on September 30, 2008

We send herewith Shareholding Pattern of Equity Shares of the Company as on September 30, 2008, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Encl: a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 **Quarter ended : 30th September, 2008**

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.76	0.73
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	37	53 60 11 997	53 60 11 092	38.45	36.87
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	7.51	7.20
	Sub - Total (A) (1)[4]	44	65 12 58 164	65 12 57 259	46.72	44.80
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	44	65 12 58 164	65 12 57 259	46.72	44.80
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds / UTI	510	3 91 47 195	3 86 70 228	2.81	2.69
(b)	Financial Institutions / Banks	385	16 73 094	15 54 588	0.12	0.12
(c)	Central Government / State Government(s)	74	33 75 090	23 81 621	0.24	0.23
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	31	9 09 79 721	9 09 71 379	6.53	6.26
(f)	Foreign Institutional Investors	1 091	24 67 14 030	24 65 88 773	17.70	16.97
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	2 091	38 18 89 130	38 01 66 589	27.39	26.27
(2)	Non-institutions					
(a)	Bodies Corporate	10 299	7 08 54 734	6 97 02 190	5.08	4.87
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	21 19 698	16 12 33 178	11 18 05 904	11.57	11.09
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	420	1 83 93 988	1 76 47 091	1.32	1.27
(c)	Any other (specify)					
	i.NRIs/OCBs	27 601	1 16 04 544	74 64 150	0.83	0.80
	ii.Clearing Member	829	46 74 111	46 74 111	0.34	0.32
	iii. Shares held by Subsidiary Companies on which no voting rights are exercisable	8	9 41 91 710	9 41 91 710	6.76	6.48
	iv.Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	21 58 855	36 09 52 265	30 54 85 156	25.89	24.83
	Total Public Shareholding (B) = (B)(1) + (B)(2)	21 60 946	74 28 41 395	68 56 51 745	53.28	51.10
	TOTAL (A) + (B)	21 60 990	139 40 99 559	133 69 09 004	100.00	95.89
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 96 87 997	5 96 78 547		4.11
	GRAND TOTAL (A) + (B) + (C)	21 60 991	145 37 87 556	139 65 87 551		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

[4]Voting rights of promoter & promoter group aggregate to 47.9% of the Company's Capital on which voting rights can be exercised.

Reliance Industries Limited MUMBAI

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20
2	Ekansha Enterprise Private Limited	6 18 36 240	4.25
3	Bhumika Trading Private Limited	6 14 15 983	4.22
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22
5	Farm Enterprises Limited	4 60 38 645	3.17
6	Bahar Trading Private Limited	4 41 47 728	3.04
7	Anumati Mercantile Private Limited	4 31 13 407	2.97
8	Madhuban Merchandise Private Limited	3 42 33 723	2.35
9	Sanatan Textrade Private Limited	3 41 30 009	2.35
10	Amur Trading Private Limited	3 30 04 017	2.27
11	Tresta Trading Private Limited	3 29 11 094	2.26
12	Ornate Traders Private Limited	3 22 07 491	2.22
13	Reliance Life Sciences Private Limited	1 54 84 025	1.07
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03
15	Aavaran Textiles Private Limited	1 32 58 167	0.91
16	Smt.K D Ambani	36 65 227	0.25
17	Pams Investments and Trading Company Private Limited	31 84 983	0.22
18	Shri.M D Ambani	18 07 923	0.12
19	Smt.Nita Ambani	16 99 073	0.12
20	Ms.Isha M Ambani	16 82 195	0.12
21	Master Akash M Ambani	16 81 595	0.12
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10
23	Reliance Welfare Association	12 27 734	0.08
24	Terene Industries Private Limited	4 68 480	0.03
25	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03
26	Synergy Synthetics Private Limited	3 74 401	0.03
27	Vita Investments and Trading Company Private Limited	3 08 395	0.02
28	Reliance Consultancy Services Private Limited	2 52 922	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Deccan Finvest Private Limited	68 795	0.00
31	Master Anant M Ambani	50 000	0.00
32	Jogiya Traders Private Limited	10 010	0.00
33	Hercules Investments Private Limited	1 000	0.00
34	Nikhil Investments Company Private Limited	1 000	0.00
35	Real Fibres Private Limited	1 000	0.00
36	Jagdanand Investments and Trading Company Private Limited	150	0.00
37	Jagdishvar Investments and Trading Company Private Limited	100	0.00
38	Kankhal Investments and Trading Company Private Limited	100	0.00
39	Kardam Commercials Private Limited	100	0.00
40	Kedareshwar Investments and Trading Company Private Limited	100	0.00
41	Krish Commercials Private Limited	100	0.00
42	Kshitij Commercials Private Limited	100	0.00
43	Nityapriya Commercials Private Limited	100	0.00
44	Priyash Commercials Private Limited	100	0.00
	TOTAL	**65 12 58 164**	**44.80**

Reliance Industries Limited MUMBAI

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	7 84 35 380	5.40
Statement showing shareholding by subsidiary companies holding more than 1% of the total number of shares on which no voting rights are exercisable			
1	Reliance Chemicals Private Limited	3 11 19 999	2.14
2	Reliance Polyolefins Private Limited	3 05 97 462	2.10
3	Reliance Universal Enterprises Private Limited (Previously known as "Pusti Commercials Private Limited"	2 84 73 949	1.96
	TOTAL	**9 01 91 410**	**6.20**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Category of shareholders (Promoters/Public)	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Universal Enterprises Private Limited (Previously known as "Pusti Commercials Private Limited"	17 29 606		0.12
2	Employees who were allotted shares under ESOS	38 078	Public	0.00
	Total	**17 67 684**		**0.12**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	2 98 43 999	5 96 87 997	4.11
	TOTAL	2 98 43 999	5 96 87 997	4.11

Reliance Industries Limited
MUMBAI

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00

Reliance Industries Limited MUMBAI

END